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                       Filed by CBOT Holdings, Inc.
                       Subject Company - - CBOT Holdings, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                               *   *  *  *
The following communication was distributed to CBOT members on August 21, 2002.

The Board of Directors of the Chicago Board of Trade (CBOT(R)) at its regular meeting Tuesday, August 20, 2002, took the actions summarized below.

                                     . . .

Considered a report from the Executive Committee and management recommending temporary adjustments in the CBOT(R) pricing structure to be implemented during the 4/th/ quarter of 2002 and in 2003, based on experienced financial results. The adjustments collectively are designed to encourage a deep, centralized liquidity pool to benefit both the open auction and electronic components of the CBOT marketplace, and to encourage additional growth in all Exchange products. The Board acted on these recommendations as follows:

1) For the 4th quarter of 2002 only, waive all trade transaction fees (member and non-member) for open auction and electronic trades in *Dow Jones/SM/ stock index products. (This is a new waiver program.)

2) For calendar year 2003, waive the $0.20 per contract supplemental charge for member open auction trade transactions in *Dow Jones stock index contracts. (This extends a previous waiver program.)

3) For calendar year 2003, waive the $200 per month fee for IDEM badge holders who execute trades in Dow Jones stock index products. (This extends a previous waiver program.)

4) For calendar year 2003, waive the Floor technology/"Floor Efficiency Service" charges for all membership categories. (On a monthly basis, these charges had been $167 for Full Members, $100 for Associate Members and GIMs, and $67 for IDEMs and COMs.) (This extends a previous waiver program.)

5) For calendar year 2003, reduce the member open auction trade transaction fee rate from $0.05 to $0.02 per contract/per side (i.e., waive $0.03 of the established rate). (This is a new waiver program.)


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                                       -2-

The Board approved the foregoing programs unanimously, with the vote recorded as follows:

Director    Cahnman       Aye     Director     Odom              Aye
            Callahan      Aye                  Sagui             Aye
            Cermak        Aye                  Thompson          Aye
            Corvino       Aye                  Weissman          Aye
            Feiler        Aye
            Filipowski    Aye              Vice Chairman
            McMillin      Aye                  Carey             Aye

6) From October 1, 2002 through March 31, 2003, with respect to member trade transaction fees, waive the fee for one contract on a/c/e for each contract executed by open auction. The transactions which would qualify for this program are identified as Account Types 1a, 1b, 1c and 1d on the CBOT Account Type schedule. Delegate trades on a/c/e would remain subject to the $0.15 delegate surcharge. This program is designed specifically to facilitate the activities of open auction based liquidity providers, in order to promote efficient and low cost market executions for customers and end users.

     Eligible members and delegates would claim the applicable fee credits on a monthly basis. Credits resulting from each month's trading activity would have to be claimed within the billing cycle of the following month. An open auction trade in futures would qualify only for an a/c/e fee waiver in a comparably-sized futures contract. An open auction option transaction would qualify only for an a/c/e fee waiver in an options contract. However, the open auction and a/c/e transactions could be in different commodities within the same product complex - Agricultural, Financial or Stock Index - and still qualify for the a/c/e fee waiver. Further details on this program will be forthcoming.

The Board approved this new waiver program by a vote of 9 "Aye", 1 "Nay" and 2 abstentions, recorded as follows:

Director    Cahnman       Nay     Director     Odom              Aye
            Callahan      Aye                  Sagui             Aye
            Cermak        Aye                  Thompson          Aye
            Corvino       Abstain              Weissman          Abstain
            Feiler        Aye
            Filipowski    Aye              Vice Chairman
            McMillin      Aye                  Carey             Aye

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                                                                      08/20/02

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                                       -3-

In all cases, these actions represent temporary waivers of established rates and fees. None of these changes will remain effective beyond its specified expiration date unless extended by a later Board action.

*"Dow Jones/SM/, "The Dow/SM/", "Dow Jones Industrial Average/SM/" and DJIA/SM/" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Board of Trade of the City of Chicago ("CBOT(R)"). The CBOT's futures and futures options contracts based on the Dow Jones Industrial Average/SM/ are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of trading in such product(s)."

                                      . . .

In connection with the CBOT restructuring initiative, conducted a preliminary review and discussion of an updated draft of an amended Registration Statement (Form S-4) for CBOT Holdings, Inc. This item was presented for informational purposes only. Further Board action with respect to the proposed Registration Statement will be taken at a later date, and further information in this regard will be forthcoming thereafter.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                      . . .










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                                                                      08/20/02

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                                       -4-

Re-appointed Ralph H. Weems, a soybean farmer and former President of the American Soybean Association, to resume service on the CBOT Board as a non-member Director. Mr. Weems will serve on an interim basis, pending the next Annual Election.

                                      . . .

Approved revisions to Regulation 450.02D to simplify the process by which non-FCM affiliates of CBOT member firms may qualify for reduced transaction fee treatment. Under the revised regulation, the following options will be available with respect to non-FCM entities which (directly or indirectly) are wholly owned by a member firm, wholly own a member firm, or are wholly owned by the same parent company(s) as a member firm:

1) The member firm affiliate may lease a Full or Associate Membership on its own behalf, thereby qualifying for delegate fee treatment (i.e., the applicable member firm fee plus the applicable delegate fee).

2) If the member firm owns one or more Full Memberships in addition to those required for its own registration under Rule 230.00 and/or any Associate Memberships, the member firm may "designate" such a membership to make its member firm affiliate eligible for member firm transaction fee treatment. Such designations will be subject to Exchange-prescribed requirements and standards.

Further details will be forthcoming.

                                      . . .

Revised Regulation 230.02 "Registration of Membership for Eligible Business Organizations", to clarify that registration as an "AM affiliate" of another member firm is a non-FCM category, and to update the financial filing requirements for member firm applicants.

                                      . . .

Revised and re-numbered Regulation 285.07 regarding joint accounts, to conform with previously-adopted changes in Regulation 450.02C.

                                      . . .

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                                                                      08/20/02

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                                       -5-

Based on a recommendation of the Regulatory Compliance Committee, approved revisions to Regulation 444.01 "Transfer Trades" and conforming changes to other regulations, which will allow "Exchange for Risk" transactions in connection with Oat and Rice contracts. This provision will be implemented on a six-month pilot program basis. Further details will be forthcoming.

                                      . . .

Revised the applicable regulations regarding grains, soybeans, soybean oil and soybean meal to establish notice requirements for decreases in regular capacity and in regular shippers' daily rate of loading. (Regularity increases already are subject to specified advance notice requirements.) Further details will be forthcoming.

                                      . . .

Revised Regulation 331.04 to simplify the record keeping requirements for cross trades executed on the Exchange Floor. The revision eliminates the requirement that a Cross Trade Form be filled out and initialed by a Pit Committee member. Further details will be forthcoming.

                                      . . .

Revised Regulation 444.01 to allow designated Exchange staff to approve certain transfer trade exceptions by delegated authority. (Under the current provision, all such exceptions require Business Conduct Committee approval.)

                                      . . .

Revised Regulation 320.18 to allow the Market Report Department staff to approve specified quotation changes and insertions. (Under the current provisions, specified approvals must be granted by the Regulatory Compliance Committee)

                                      . . .






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                                                                        08/20/02

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                                       -6-

Approved the following with respect to the CBOT(R) Dow Jones-AIG Commodity Index* futures contract:

1) Revised Regulation 5604.01 "Unit of Trading" to reduce the contract to one-half of its current size. (The divisor of the weighted average value of "WAV 1", used to calculate the futures price index, will be changed from two (2) to four (4), effectively changing the price of the index from around 600 to around 300. This divisor change will result in a contract size of approximately $30,000.) The minimum tick value ($10), the contract multiplier ($100), price format, position limits and reportable position level all will remain unchanged. Subject to certification with CFTC, the contract size reduction will be effective for December 2002 and subsequent contract months.

2) An extension of the existing Exchange transaction fee waiver for this contract (applicable to members and delegates) through December 31, 2002.

"Dow Jones," AIG (R)" Dow Jones-AIG Commodity Index/SM/," and DJ-AIGCI/SM/" are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by the CBOT. The CBOT Dow Jones- AIG Commodity Index futures and futures options are not sponsored, endorsed or sold by Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s)."

                                      . . .

Approved the following changes in committee appointments:

         Floor Conduct Committee
         -----------------------

         REMOVE:  George J. Michaels

         ADD:     Daniel M. Irving, Advisor

         Futures Commission Merchant (FCM) Committee
         -------------------------------------------

         REMOVE:  John Goldsberry

         ADD:     Michael Brindza

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                                                                        08/20/02

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                                       -7-

         Ten-Year Treasury Note Pit Committee
         ------------------------------------

         REMOVE:  T. Lance Murdock

         ADD:     Brian Callahan

         CHANGE:  Christopher Johnson from Vice Chairman to Co-Chairman

         30-Day Fed Funds Pit Committee
         ------------------------------

         REMOVE:  John Voe

         X-Fund Pit Committee
         --------------------

         REMOVE:  Edward P. Creedon, Vice Chairman



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                                                                        08/20/02